                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2006
                        ----------------------------

                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
                       ----------------------------------
                (Translation of registrant's name into English)

                  30 Finsbury Square, London EC2A 1AG, ENGLAND
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F__X__ Form 40-F____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes____ No__X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                   ---

Description of document filed:  2004 Interim Results
                                --------------------

AMVESCAP 2004 INTERIM RESULTS

Company Profile

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating primarily under the AIM, INVESCO, and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients in more than 100 countries.

Contents:

Financial Highlights
Chairman's Statement
Group Profit and Loss Account
Group Balance Sheet
Group Cash Flow Statement
Segmental Information
Notes
Independent Review Report to AMVESCAP PLC
Funds Under Management
Reconciliation to U.S. Accounting Principles
Voting at the Annual General Meeting
General Shareholders' Information

FINANCIAL HIGHLIGHTS UNAUDITED (CHART)
DILUTED EPS*  PENCE

6/30/04 - 11.2
6/30/03 - 9.6
2003 - 23.2
2002 - 27.2
2001 - 40.0
2000 - 54.7

*    before goodwill amortization and exceptional items

SIX MONTHS ENDED JUNE 30 (CHART)

                                       2004(A)    2003(A)     2004      2003
                                      ---------   -------   -------   -------
Revenues                              $1,044.6m   $911.8m   L577.1m   L552.6m
Profit before tax, goodwill
amortization, and exceptional items   $  252.5m   $183.0m   L139.5m   L110.9m
Earnings per share before
goodwill amortization and
exceptional items:
   - basic                            $   0.41b   $ 0.32b     11.3p      9.6p
   - diluted                          $   0.41b   $ 0.32b     11.2p      9.6p
Earnings per share
before goodwill amortization:
   - basic                            $   0.41b   $ 0.15b     11.3p      4.6p
   - diluted                          $   0.41b   $ 0.15b     11.2p      4.6p

(a) Pounds sterling for the period ended June 30, 2004, have been translated to U.S. dollars using $1.81 per L1.00 (2003: $1.65 per L1.00).

(b)  Per American Depositary Share, equivalent to 2 ordinary shares.

REVENUES L MILLIONS (CHART)

6/30/04 - 577.1
6/30/03 - 552.6
2003 - 1,158.1
2002 - 1,345.3
2001 - 1,619.8

2000 - 1,628.7

OPERATING PROFIT* L MILLIONS (CHART)

6/30/04 - 151.9
6/30/03 - 133.9
2003 - 310.9
2002 - 366.9
2001 - 523.4
2000 - 588.9

*    before goodwill amortization and exceptional items

CHAIRMAN'S STATEMENT

Dear Fellow Shareholders:

AMVESCAP reported that profit before tax, goodwill amortization and exceptional items for the six months ended June 30, 2004, amounted to L139.5 million ($252.5 million) compared to L110.9 million ($183.0 million) for the six months of 2003. Diluted Earnings per share before goodwill amortization and exceptional items amounted to 11.2p (2003: 9.6p). Revenues totaled L577.1 million ($1,044.6 million) in the first half of 2004 compared to L552.6 million ($911.8 million) in 2003.

AMVESCAP achieved a solid rise in earnings during the first half of 2004 that was partially obscured by the impact of foreign exchange rates. Our businesses in the U.K., Canada, Europe, and Asia experienced good growth. In the U.S., however, uncertainty surrounding regulatory issues has hindered our full participation in that marketplace, despite the steadily improving performance of our products.

AMVESCAP's efforts to reach a settlement with U.S. regulators continue to progress, and we hope to resolve these matters in the near future. AMVESCAP's Board of Directors has decided to defer a decision on the interim dividend until after a regulatory settlement has been concluded.

Financial Summary

Profit before tax, goodwill amortization and exceptional items for the three months ended June 30, 2004, amounted to L67.6 million ($122.4 million) compared to L62.4 million ($103.0 million) in the 2003 second quarter. Diluted earnings per share before goodwill amortization and exceptional items amounted to 5.4p (2003: 5.4p) for the three months ended June 30, 2004. Revenues for the three months ended June 30, 2004, amounted to L288.8 million ($522.7 million) compared to L281.8 million ($465.0 million) from the prior year's quarter.

Funds under management totaled $371.8 billion (L205.4 billion) at June 30, 2004, compared to $370.6 billion at December 31, 2003. Approximately 55% of the total funds under management were invested in equity securities and 45% were invested in fixed income and other securities at June 30, 2004 (March 31, 2004: 55% Equity and 45% Fixed Income). Equity securities were invested in the following disciplines at June 30, 2004: 32% in growth, 41% in core and 27% in value styles (March 31, 2004: 32% in growth, 42% in core, and 26% in value styles). Institutional money market funds, included above, amounted to $42.3 billion at June 30, 2004, compared to $50.9 billion at December 31, 2003.

Average funds under management for the six months ended June 30, 2004 were $374.4 billion, compared to $329.9 billion for the first half of 2003. Of these funds, average institutional money market fund levels totaled $47.0 billion for the first half of 2004 compared to $52.6 billion of the first half 2003. Average funds under management during the second quarter were $372.6 billion compared to $376.3 billion for the preceding quarter and $335.8 billion for the second quarter of 2003.

Earnings before interest, taxes, depreciation, amortization and exceptional items (EBITDA) reached L190.1 million ($344.1 million) and L92.7 million ($167.8 million) for the six months and second quarter ended June 30, 2004. Net debt at June 30, 2004, amounted to L524.3 million compared to L576.6 million at December 31, 2003.

Business Highlights

The AIM U.S. group reported operating profit of L78.4 million. Funds under management amounted to $138.5 billion at June 30, 2004, including $42.3 billion relating to institutional money market funds. During the quarter, AIM U.S. launched AIM Allocation Solutions, a group of three multi-fund portfolios that offers a simplified approach to achieving asset allocation and diversification. This new series of investment solutions has been well-received by financial advisors.

The AIM Canada group reported operating profit of L46.4 million. The Canadian retail business increased net sales to $588 million in the six months ended June 30, 2004, compared to $64.1 million in the six months ended June 30, 2003. Funds under management amounted to $30.8 billion at June 30, 2004.

The INVESCO U.S. group reported revenues of L102.1 million and operating profits of L29.6 million in the first half of 2004. The operating profit margin for this business was 28.9% for the 2004 period, compared to 23.4% for the prior year. Sales of alternative asset classes were strong through the first six months of the year, including the funding of three new financial structures for a total of approximately $1.2 billion in assets. Funds under management amounted to $120.2 billion at June 30, 2004.

INVESCO U.K.'s revenues amounted to L93.8 million for the first half of 2004, an increase of L11.3 million from the prior year. Operating profits totaled L11.6 million for the first half of 2004, compared with L8.1 Million from the prior year. Investment performance of U.K. managed funds remains strong with over 75% of assets outperforming their peer group over both 1 and 3 years. This business generated $500 million in net sales during the period. Funds under management were $43.1 billion at June 30, 2004, an increase of $4.1 billion from the end of 2003.

INVESCO Europe/Asia's revenues amounted to L38.5 million for the first half of 2004, compared to L35.7 million in the prior year. Operating profits have increased by L2.4 million for the first half of 2004. During this quarter, our China joint venture successfully launched a second China fund, raising over $300 million. Funds under management were $24.5 billion at June 30, 2004, an increase of $700 million during the year.

Private Wealth Management and AMVESCAP Retirement's revenues amounted to L44.6 million during the six months ended June 30, 2004. In March, Atlantic Trust, AMVESCAP's private wealth management group, completed its acquisition of Stein Roe Investment Counsel LLC, adding approximately $7 billion in assets under management. AMVESCAP Retirement had $27.7 billion in assets under administration at June 30, 2004. This group services 1,200 plans with 624,000 plan participants at June 30, 2004.

Once we have resolved our regulatory issues, I am confident that the proven strengths of our company - strong distribution, global presence, powerful brands, outstanding customer service, and a well diversified product line - will pave the way for AMVESCAP to fully participate in all markets.

Charles W. Brady
Executive Chairman
July 28, 2004

FUNDS UNDER MANAGEMENT (CHART)
$ BILLIONS

6/30/04 - 371.8
6/30/03 - 347.6
2003 - 370.6
2002 - 332.6
2001 - 397.9
2000 - 402.6

EBITDA* (CHART)
L MILLIONS

6/30/04 - 190.1
6/30/03 - 172.4
2003 - 386.6
2002 - 433.7
2001 - 603.4
2000 - 659.7

*    before exceptional items

GROUP PROFIT AND LOSS ACCOUNT (CHART)

Six Months Ended June 30,
Thousands                           2004        2003
-------------------------        ---------   ---------
Revenues                         L 577,088   L 552,594
Expenses:
   Operating                      (425,159)   (418,723)
   Exceptional                          --     (62,094)
   Goodwill amortization           (76,025)    (74,838)
Operating profit                    75,904      (3,061)
Investment income                    7,558       3,499
Interest expense                   (20,016)    (26,435)
Profit before taxation              63,446     (25,997)
Taxation                           (48,858)    (11,592)
Profit after taxation               14,588     (37,589)
Dividends                               --     (40,835)
Retained profit for the period   L  14,588   L (78,424)
Earnings per share before
goodwill amortization
and exceptional items:
   - basic                            11.3p        9.6p
   - diluted                          11.2p        9.6p
Earnings per share:
   - basic                             1.8p       -4.7p
   - diluted                           1.8p       -4.7p
Average shares outstanding:
   - basic                         803,384     803,844
   - diluted                       812,513     805,953

GROUP PROFIT AND LOSS ACCOUNT (CHART)

Three Months Ended June 30,
Thousands                                2004        2003
---------------------------           ---------   ---------
Revenues                              L 288,818   L 281,796
Expenses:
   Operating                           (212,213)   (207,142)
   Exceptional                               --     (62,094)

   Goodwill amortization                (38,442)    (37,492)
Operating profit                         38,163     (24,932)
Investment income                         1,239       2,011
Interest expense                        (10,227)    (14,225)
Profit before taxation                   29,175     (37,146)
Taxation                                (23,680)      3,247
Profit after taxation                     5,495     (33,899)
Dividends                                    --     (40,835)
Retained profit for the period        L   5,495   L (74,734)
Earnings per share before goodwill
amortization and exceptional items:
   - basic                                  5.5p        5.4p
   - diluted                                5.4p        5.4p
Earnings per share:
   - basic                                  0.7p       -4.2p
   - diluted                                0.7p       -4.2p
Average shares outstanding:
   - basic                              804,415     803,120
   - diluted                            812,039     805,865

GROUP BALANCE SHEET (CHART)

Three Months Ended June 30,
Thousands                                June 30, 2004   Dec. 31, 2003
---------------------------              -------------   -------------
Fixed assets
   Goodwill                               L 2,385,131     L 2,411,803
   Investments                                 87,105          89,639
   Tangible assets                            159,161         170,598
                                            2,631,397       2,672,040
Current assets
   Debtors                                    923,395         880,467
   Investments                                 68,695          74,652
   Cash                                       251,633         318,713
                                            1,243,723       1,273,832
Current liabilities
   Current maturities of
   long-term debt                            (219,575)             --
   Creditors                               (1,035,799)     (1,089,759)
                                           (1,255,374)     (1,089,759)
Net current assets                            (11,651)        184,073
Total assets less current liabilities       2,619,746       2,856,113

Long-term debt                               (471,146)       (730,041)
Provisions for liabilities and charges        (69,375)        (77,601)
Net assets                                L 2,079,225     L 2,048,471

Capital and reserves
   Called up share capital                   L202,607     L   200,264
   Share premium account                      700,257         675,755
   Shares held by
   employee trusts                           (201,362)       (185,809)
   Exchangeable shares                        309,106         330,629
   Profit and loss account                    515,005         500,417
   Other reserves                             553,612         527,215
Shareholders' funds, equity interests     L 2,079,225     L 2,048,471

GROUP CASH FLOW STATEMENT (CHART)

Six Months Ended June 30,
Thousands                                        2004       2003
-------------------------                      --------   --------
Operating profit                               L 75,904   L (3,061)
Goodwill amortization and depreciation           98,582    101,275
Change in debtors, creditors and other          (79,521)    47,340
Net cash inflow from operating activities        94,965    145,554
Interest paid, net of investment income         (17,290)   (21,277)
Taxation                                        (33,309)   (60,949)
Capital expenditures, net of sales               (9,677)   (15,986)
Net (purchase)/disposal of fixed
asset investments                                (1,385)     5,654
Acquisitions and disposals                      (28,195)   (10,635)
Dividends paid                                  (53,312)   (52,978)
Net repayment of debt                            (9,913)   (31,756)
Change in bank overdraft                           (117)    (5,196)
Foreign exchange on cash at bank and in hand     (8,847)      (490)
Decrease in cash at bank and in hand           L(67,080)  L(48,059)

SEGMENTAL INFORMATION (CHART)

Six Months Ended June 30,   2004
Thousands                   Revenues    Expenses   Oper.Profit*
-------------------------   --------   ---------   ------------
AIM
   U.S                      L213,409   L(135,024)    L 78,385
   Canada                     84,699     (38,262)      46,437
                              98,108    (173,286)     124,822
INVESCO
   U.S                       102,133     (72,566)      29,567
   U.K                        93,778     (82,169)      11,609
   Europe/Asia                38,518     (37,889)         629
                             234,429    (192,624)      41,805
Private Wealth/Retirement     44,551     (43,299)       1,252
Corporate                         --     (15,950)     (15,950)
                            L577,088   L(425,159)    L151,929

Six Months Ended June 30,   2003
Thousands                   Revenues    Expenses   Oper.Profit*
-------------------------   --------   ---------   ------------
AIM
   U.S                      L239,708   L(150,944)    L 88,764
   Canada                     69,909     (37,221)      32,688
                             309,617    (188,165)     121,452
INVESCO
   U.S                        83,703     (64,149)      19,554
   U.K                        82,515     (74,368)       8,147
   Europe/Asia                35,734     (37,551)      (1,817)
                             201,952    (176,068)      25,884
Private Wealth/Retirement     41,025     (41,867)        (842)
Corporate                         --     (12,623)     (12,623)
                            L552,594   L(418,723)    L133,871

*    before goodwill amortization and exceptional items

NOTES

Note 1.

The taxation charge is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from U.S. operations.

Note 2.

Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the six-month period.

(CHART)

                                      2004
                                      Profit             Number    Per share
Thousands, except per share amounts   after taxation   of shares     amount
-----------------------------------   --------------   ---------   ---------
Basic earnings per share                  L14,588       803,384       1.8p
Dilutive effect of options                     --         9,129
Diluted earnings per share                L14,588       812,513       1.8p

                                      2003
                                      Profit             Number    Per share
Thousands, except per share amounts   after taxation   of shares     amount
-----------------------------------   --------------   ---------   ---------
Basic and diluted earnings per
   share                                 L(37,589)      803,844       4.7p

Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year-by-year performance of the business; therefore, the calculation below is presented on that basis.

(CHART)

                                      2004
                                      Profit before
                                      Goodwill
                                      amortization
                                      and exceptional     Number    Per share
Thousands, except per share amounts   items             of shares     amount
-----------------------------------   ---------------   ---------   ---------
Basic earnings per share                  L90,613        803,384      11.3p
Dilutive effect of options                     --          9,129
Diluted earnings per share                L90,613        812,513      11.2p

(CHART)

                                      2003
                                      Profit before
                                      Goodwill
                                      amortization
                                      and exceptional     Number    Per share
Thousands, except per share amounts   items             of shares     amount
-----------------------------------   ---------------   ---------   ---------
Basic earnings per share                  L76,989        803,884       9.6p
Dilutive effect of options                     --          2,109
Diluted earnings per share                L76,989        805,953       9.6p

Note 3.

The 2003 consolidated profit and loss includes exceptional charges as follows:

(CHART)

Thousands                             2003
---------                            ------
Redundancy                           31,054
U.S. Retail reorganization           12,183
Lease costs                           9,620
Acquisitions                          2,326
Project costs & other                 6,911
Total exceptional items              62,094
Total exceptional items net of tax   39,740
Diluted per share impact                4.9p

Note 4.

On March 1, 2004, we completed the acquisition of Stein Roe Investment Counsel LLC for consideration totaling L87.3 million which includes earn-out provisions of L23.0 million. Goodwill and management contract intangible assets of L84.3 million have been recorded on this acquisition; net cash paid was L36.2 million and shares were issued to the value of L25.3 million. On March 31, 2004, we completed the disposal of the U.K. and Jersey businesses of Atlantic Wealth Management. A gain of L4.7 million has been recorded within investment income.

Note 5.

The Company adopted Urgent Issues Task Force Abstract 38, "Accounting for ESOP trusts," as of June 30, 2004, which requires that the Company's shares owned by employee share ownership trusts be recorded as deductions from equity rather than assets on the balance sheet. Certain prior year amounts have been reclassified to conform to current year presentation.

INDEPENDENT REVIEW REPORT TO AMVESCAP PLC

Introduction

We have been instructed by AMVESCAP PLC (the "Group") to review the financial information for the three and six months ended June 30, 2004 which comprises the Group Profit and Loss Account, Group Balance Sheet, Group Cash Flow Statement, Segmental Information and the related notes 1 to 5. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three and six months ended June 30, 2004.

Ernst & Young, LLP
London
July 28, 2004

FUNDS UNDER MANAGEMENT (CHART)

                   AIM                        INVESCO
Billions           Total     U.S.    Canada   U.S.      U.K.   Europe/Asia    PWM
--------           ------   ------   ------   ------   -----   -----------   -----
Dec 31, 2003       $370.6   $149.4   $28.7    $120.2   $39.0      $23.8      $ 9.5
Market gains          9.3      2.2     1.6       2.6     2.1        0.8         --
Net new/
(lost) business      (6.9)    (5.3)    0.6      (2.6)    0.5        0.3       (0.4)
Change in money
market funds
Acquisitions/        (7.8)    (7.8)     --        --      --         --         --
(disposals)           6.1       --      --        --      --         --        6.1
Transfers              --       --      --        --     0.5         --       (0.5)
Foreign currency      0.5       --    (0.1)       --     1.0       (0.4)        --
June 30, 2004      $371.8   $138.5   $30.8    $120.2   $43.1      $24.5      $14.7
June 30, 2004(a)   L205.4   L 76.5   L17.0    L 66.4   L23.8      L13.6      L 8.1

(a)  Translated at $1.81 per L1.00.

Note: AMVESCAP Retirement has $27.7 billion in assets under administration as of June 30, 2004, and December 31, 2003.

                   AIM                        INVESCO
Billions           Total     U.S.    Canada   U.S.      U.K.   Europe/Asia    PWM
--------           ------   ------   ------   ------   -----   -----------   -----
March 31, 2004     $381.4   $147.6   $30.5    $121.3   $41.9      $25.3      $14.8
Market gains          2.0      0.3     0.5       0.5     0.8       (0.1)        --
Net new/(lost)
business             (5.4)    (3.5)    0.1      (1.6)    0.2       (0.5)      (0.1)
Change in money
market funds         (5.8)    (5.9)     --        --      --        0.1         --
Foreign currency     (0.4)      --    (0.3)       --     0.2       (0.3)        --
June 30, 2004      $371.8   $138.5   $30.8    $120.2   $43.1      $24.5      $14.7
June 30, 2004(a)   L205.4   L 76.5   L17.0    L 66.4   L23.8      L13.6      L 8.1

(a)  Translated at $1.81 per L1.00.

Note: AMVESCAP Retirement has $27.7 billion in assets under administration as of June 30, 2004, compared to $28.3 billion as of March 31, 2004.

RECONCILIATION TO U.S. ACCOUNTING PRINCIPLES(CHART)

Six Months Ended June 30,
Thousands                             2004       2003
-------------------------           --------   --------
Net profit under U.K. GAAP          L 14,588   L(37,589)
U.S. GAAP Adjustments:
   Acquisition accounting             70,626     69,445
   Redundancy and reorganizations    (22,375)    39,112
   Taxation                            8,011    (12,375)
   Other                                (220)      (717)
Net income under U.S. GAAP          L 70,630   L 57,876
Earnings per share:
   - basic                               8.8p       7.2p
   - diluted                             8.7p       7.2p

Thousands                                   June 30, 2004   Dec. 31, 2003
---------                                   -------------   -------------
Shareholders' funds under U.K. GAAP          L2,079,225      L2,048,471
U.S. GAAP Adjustments:
   Fixed assets:
      Goodwill                                1,120,602       1,071,520
      Debtors                                   136,056         164,325
      Investments                                 2,793           2,901
   Current liabilities                           26,387         104,750
   Long-term debt - non-recourse               (136,056)       (164,325)
   Provisions for liabilities and charges        (3,727)         (9,282)
Shareholders' equity under U.S. GAAP         L3,225,280      L3,218,360

VOTING AT THE ANNUAL GENERAL MEETING (CHART)

The 2004 Annual General Meeting of shareholders was held on April 29, 2004. The results of the resolutions voted upon, details of which are published on our Web site, are shown below.

                                                  For       % of Total    Against    % of Total
                                                 Votes      Votes Cast     Votes     Votes Cast
                                              -----------   ----------   ---------   ----------
 1. To receive accounts                       124,446,726      99.57       542,274      0.43
 2. To receive remuneration report            109,253,846      97.10     3,264,378      2.90
 3. To declare a final dividend               126,505,251      99.98        20,438      0.02
 4. To re-elect Joseph R. Canion              124,554,597      99.51       612,171      0.49
 5. To re-elect Robert F. Graham              125,799,808      99.43       722,247      0.57
 6. To re-elect Thomas R. Fischer             126,114,764      99.68       402,414      0.32
 7. To re-elect Bevis Longstreth              124,550,998      99.32       857,116      0.68
 8. To elect James I. Robertson               126,006,757      99.59       513,576      0.41
 9. To re-elect Stephen K. West               122,974,728      99.12     1,095,668      0.88
10. To re-appoint Ernst & Young LLP           126,189,132      99.73       337,398      0.27
11. Section 80 authority
    (directors' authority to allot shares)    124,412,660      98.86     1,430,095      1.14
12. Section 95 authority
    (disapplication of pre-emption rights)*   125,553,947      99.22       990,785      0.78
13. Section 166 authority
    (power to purchase own shares)*           126,282,804      99.88       155,165      0.12
14. Amendment of Articles
    of Association*                           124,769,040      98.66     1,698,777      1.34
15. Renew authority to grant options to
    employees resident in France*             123,808,814      98.16     2,322,045      1.84

*    Special resolution

General Shareholder's Information

Share Price Information

The latest information on the AMVESCAP PLC share price is available on various financial information Web sites via the Internet. AMVESCAP trades on the London, New York, Paris, and Toronto stock exchanges with the symbol "AVZ." The share price is also listed in a number of major news publications in London, Paris, New York, and Toronto, and in other newspapers throughout the world.

Internet Address

AMVESCAP's Internet address is www.amvescap.com.

Registered Office

AMVESCAP PLC
30 Finsbury Square
London EC2A 1AG
United Kingdom

Company Number
308372

U.K. Shareholders

Administrative inquiries relating to ordinary shareholdings should be addressed to Capita Registrars at the address shown below and must clearly state the registered shareholder's name and address. Shareholders can also use the Capita Registrars Web site (www.capitaregistrars.com) to access their personal shareholding details. A "hotlink" to this site can also be accessed in the Investor Relations section of the Company Web site.

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

We now offer shareholders the opportunity to receive notices of shareholder meetings and shareholder reports, such as the Interim Results, in electronic form via the Internet rather than in paper form. You would receive an e-mail notification each time we publish a new shareholder report or notice of meeting on the Company Web site. If you would like to receive shareholder communications via the Internet in this way, please register your e-mail address through our Registrar's Web site. You will need your investor code, which is printed on your share certificate. We encourage you to use these facilities, as we believe they will provide a more convenient and prompt method of communication and reduce demand on natural resources. Should you experience any difficulties in using any of the facilities described above, please contact our Registrars, Capita Registrars, on their help line (44 0 87 0162 3100 from the UK or 44 20 8639 2157 outside the UK).

U.S. Shareholders

The Company's American Depositary Shares (ADSs), each representing two ordinary shares, are listed on the New York Stock Exchange. The Company files reports and other documents with the Securities and Exchange Commission that are available for inspection and copying at the SEC's Web site (www.sec.gov) or by writing to the Company Secretary. The Bank of New York is the depositary for the ADSs. All inquiries concerning ADS records, certificates, or transfer of ordinary shares into ADSs (and vice versa) should be addressed to:

The Bank of New York
101 Barclay Street, 22W
New York, New York 10286 USA

Canadian Shareholders

The exchangeable shares of AMVESCAP Inc., a subsidiary of the Company, are listed on the Toronto Stock Exchange. Exchangeable shares are generally retractable into the Company's ordinary shares on a one-for-one basis at any time. They can be compulsorily converted into ordinary shares on or after December 31, 2009, or earlier in certain circumstances. CIBC Mellon Trust Company of Toronto is the registrar and transfer agent of the exchangeable shares of AMVESCAP Inc. All inquiries concerning exchangeable shares, certificates, or the retraction of exchangeable shares into ordinary shares should be addressed to CIBC Mellon Trust Company at the address noted below.

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Canada
M5C 2W9

Forward-Looking Statements

This report includes statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products, and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," and future or conditional verbs such as "will," "may," "could," "should," and "would," or any other statement that necessarily depends on future events, are intended to identify forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission ("SEC"). You may obtain these reports from the SEC's website at www.sec.gov.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AMVESCAP PLC
                                      --------------------------
                                             (Registrant)

Date:  11 April, 2006                 By /s/ Michael S. Perman
      ----------------------             -----------------------
                                              (Signature)

                                           Michael S. Perman
                                           Company Secretary